Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2012 Annual Meeting of Stockholders held on September 20, 2012, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	17,738,928	203,236
*G. Peter O’Brien	17,700,904	241,260
**Stephen L. Isaacs	873,774	12,148
**David L. Meister	874,275	11,647

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class